

Mail Stop 4631

August 20, 2015

Rami Tabet
President and Chief Executive Officer
Wishbone Pet Products Inc.
2857 Sherwood Heights Drive
Oakville, Ontario, Canada

> **Re: Wishbone Pet Products Inc.**
> **Post-Effective Amendment #2 to Form S-1**
> **Filed July 24, 2015**
> **Response dated July 31, 2015**
> **File No. 333-183839**

Dear Mr. Tabet:

We have reviewed your post-effective amendment and have the following comment.

General

1. We note that the Form S-1 registration statement that went effective on February 14, 2013 registers 1,500,000 shares but the post-effective amendment includes 1,750,000 shares. Please note that you cannot use a post-effective amendment to register additional shares that were not included in the registration statement at effectiveness. Please amend the post-effective amendment to remove the new shares or provide us with you analysis as to how you may register these securities by means of a post-effective amendment. Please refer to Securities Act Rule 413(a) and Securities Act Rules Compliance and Disclosure Interpretation 210.01.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction